Exhibit (f)(ii)

AMENDMENT 2008-1 TO

THE SUNAMERICA DISINTERESTED TRUSTEES’ AND DIRECTORS’

RETIREMENT PLAN

WHEREAS, the Board of Trustees or Directors (“Trustees”) of each Adopting Fund, as that term is defined in the SunAmerica Disinterested Trustees’ and Directors’ Retirement Plan (the “Plan”), adopted the Plan effective January 1, 1993 to provide deferred compensation in the nature of retirement benefits to eligible Trustees, and

WHEREAS, the Plan was amended and restated effective January 1, 2005; and

WHEREAS, pursuant to Section 9 of the Plan the Board of Trustees may amend the Plan without the consent of any Participant, provided that no amendment shall divest any Participant of rights to which he would have been entitled had the Plan terminated on the effective date of the amendment; and

WHEREAS, at a meeting held December 3, 2008 the Board of Trustees voted to amend the Plan to (1) freeze the Plan as to future accruals for existing participants as of December 31, 2008, (2) prohibit Trustees from first becoming participants in the Plan after December 31, 2008, (3) to permit active Participants to elect to receive a distribution of their entire Plan account balance in 2009, and (4) to bring the Plan into compliance with the requirements of Section 409A of the Internal Revenue Code of 1986 and the regulations issued thereunder;

THEREFORE, the Plan is amended effective as of December 3, 2008 as follows:

1. Section 3 is amended by adding the following sentence at the end thereof:

“Notwithstanding anything in the Plan to contrary, no Trustee shall become a Participant after December 31, 2008.”

2. Section 4 is amended by adding the following language at the end thereof:

“Notwithstanding the preceding, each Participant in the Plan who has not yet commenced receiving benefits under the Plan (and will not otherwise commence receiving benefits under the Plan in 2008) may make an irrevocable election on or before December 31, 2008 to receive a distribution of all of his or her Plan benefit in 2009, with such benefit to be paid in a lump sum as soon as practicable after January 1, 2009 but in no event later than December 31, 2009. In the event a Participant makes such election and dies prior to receiving the distribution, the benefit shall be paid to the Participant’s beneficiary on the date the benefit would otherwise have been paid to the Participant.”

3. Section 5(c) is amended to read as follows:

“(c) Retirement Benefits. On or before December 31, 2008 a Participant may elect in writing, in a form and manner acceptable to the Committee, as defined herein in Section 7, the form for payment of benefits under the Plan. Notwithstanding any provision of this Subsection 5(c) to the contrary, after December 31, 2008 any election to change the form for payment of benefits from installments to a lump sum, or vice versa, (i) shall not be effective for twelve months after the date the election is made, and (ii) no payment shall be made earlier than the fifth anniversary of the date benefits would otherwise be or begin to be paid. No Participant may make more than one election in any calendar year, and all elections shall be subject to approval by the Committee. A Participant may elect to receive such benefits in the form of either (i) a lump sum or (ii) quarterly, semi-annual or annual installments for a period of 5, 10 or 15 years, as the Participant may elect, with payment of each installment on the quarterly, semi-annual or annual anniversary of the initial payment hereunder. The amount of each installment shall be a quotient, the numerator of which is the aggregate amount credited to the Participant under Subsections 5(a) and (b) as of the date for payment under this Subsection 5(c), reduced by the amount of all previous payments under the Plan, and the denominator of which is the number of installments remaining. Payment of benefits shall commence as soon as practicable following the Participant’s satisfaction of the requirements of Section 4 by reason of the termination of his tenure as a Trustee, but in no event later than the last day of the calendar year in which the Participant’s tenure as a Trustee terminates, or if later, the 15th day of the third calendar month following the month in which the Participant’s tenure as a Trustee terminates. If no other distribution election is in effect or effective at such time, benefits shall be paid in a lump sum. Notwithstanding anything in the Plan to the contrary, a Participant who has commenced receiving payment of his or her benefit in installments may not subsequently elect to receive payment in a different form or over a different period.

4. A new Subsection 5(f) is added to the Plan to read as follows:

“(f) Freeze of Accruals. Notwithstanding anything in the Plan to the contrary, no additional benefits shall accrue and be credited to any active Participant under Subsections 5(a) and (b) after December 31, 2008. However, a Participant who satisfied the requirement for payment of benefits under Section 4 and has commenced receiving benefits on or before December 31, 2008 shall continue to be credited with earnings on undistributed amounts as provided under Subsection 5(b).”

5. A new Section 13 is added to the Plan to read as follows:

Section 13. Section 409A. Notwithstanding any provision to the contrary, the Plan is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations thereunder. Any provision of this Plan that is contrary to the requirements of Code Section 409A and the regulations thereunder shall be null, void and of no effect and the Committee shall interpret the Plan consistent with the requirements of Code Section 409A, which shall govern the administration of the Plan in the event of any conflict between Plan terms and the requirements of Code Section 409A and the regulations thereunder.